UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2012

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre

No. 18, XibaheXili, Chaoyang District,

Beijing 100020, People’s Republic of China

Fax number: +86 10 57586898

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Reports Unaudited Financial Results for the First Quarter of

Fiscal Year 2012

BEIJING, China, June 5, 2012 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company”, NASDAQ: KUTV) , a leading internet video company in China, focusing on User Generated Content (“UGC”), today announced unaudited financial results for the first quarter of fiscal year 2012, ended March 31, 2012.

2012 Q1 Highlights (1)

•

Total revenues were US$4.68 million (RMB29.47 million), a 5.9% increase from the fourth quarter of 2011; performance advertising revenue increased continuously and accounted for 80.9% of total revenues in the quarter.

•

Gross profit increased continuously and was US$1.15 million (RMB7.24 million) and the gross profit margin was 24.6%, as compared to the gross profit of US$0.19 million and the gross profit margin of 4.3% in the fourth quarter of 2011. The increase was due to the further optimization of cost structure under UGC business model.

•

Net loss narrowed and was US$1.79 million (RMB11.27 million), the lowest since Ku6 Media became public in 2010, as compared to a net loss of US$3.94 million in the fourth quarter of 2011. Non-GAAP net loss, which herein defined as net loss excluding share-based compensation expenses, was US$1.28 million (RMB8.06 million) in the first quarter of 2012, as compared to the non-GAAP net loss of US$4.46 million in the fourth quarter of 2011. The decrease was primarily attributable to the decrease in cost and operating expenses, which the Company optimizes the cost structure and improves the operating efficiency and the collection of accounts receivable previously written down.

•	Basic and diluted loss per ADS was US$0.04 (RMB0.22) in the first quarter of 2012, as compared to US$0.08 in the fourth quarter of 2011.

•	Cash and cash equivalents were US$21.79 million (RMB137.20 million) as of March 31, 2012.

•	Net cash used in operating activities was US$1.07 million (RMB6.73 million) in the first quarter of 2012, as compared to US$8.30 million in the fourth quarter of 2011.

•	Partnership with YouTube announced in January 2012, to allow Ku6 Media’s international users to view original videos from China.

•	Partnership with Channel [V] announced in March 2012, to host its official online channel on Ku6 Media’s platform for Channel [V]’s current and upcoming music entertainment programs in mainland China.

•	Partnership with SNS website Kaixin001 announced in May 2012, to supply technology support to all video uploading activities on Kaixin001 as the video hosting provider.

•	Launched my.ku6.com, a new product that focuses on promoting value creating users on May 15, 2012.

(1)	The reporting currency of the Company is the United States dollar (“U.S. dollar”), but solely for the convenience of the reader, the amounts of Renminbi (“RMB”) presented throughout the release were calculated at the rate of US$1.00=RMB6.2975, representing the noon buying rate as of March 30, 2012 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. This convenient translation is not intended to imply that the U.S. dollar amounts could have been, or could be, converted, realized or settled into RMB at that rate on March 30, 2012, or at any other rate.

Mr. Jeff Shi, Chief Executive Officer of Ku6 Media, commented, “I am pleased to announce another steady growing quarter after our strategy switch since the second quarter of 2011. In first quarter of 2012, we grew our revenue by 5.9% quarter over quarter, enlarged our gross profit from US$0.19 million in the fourth quarter of 2011 to US$1.15 million, and narrowed our net loss to US$1.79 million, which was the lowest since Ku6 Media became public in 2010, as compared to a net loss of US$3.94 million in the fourth quarter of 2011.”

“Since the beginning of 2012, Ku6 Media has brought in reputable partners including YouTube, Channel [V] and Kaixin001. We have seen great results from the partnerships in enlarging our user base and promoting our company brand. On May 15, 2012, we officially launched my.ku6.com, a new product that focuses on promoting value creating users as an enhancement to our original website. Different from traditional online video websites that focus on promoting contents, my.ku6.com is offering a new platform to our value creating users to communicate and common users to follow their favorite value creating users. As we’ve always believed that UGC business model is healthy and promising, we are devoted to be the most popular UGC video website by continuously providing our users the best services.”

First Quarter 2012 Financial Results

Total revenues, representing advertising revenue from online video portal operation, were US$4.68 million (RMB29.47 million) in the first quarter of 2012, representing an increase of 5.9% from US$4.42 million in the fourth quarter of 2011 and a decrease of 28.7% from US$6.56 million in the first quarter of 2011.

In the second quarter of 2011, the Company started to generate revenues from performance advertising using a system called Application Advertisement (“AA”). The performance advertising revenue was realized through an affiliated advertising agent. 80.9% of total revenues in the first quarter of 2012 were from this source, as compared to 79.2% of total revenues in the fourth quarter of 2011.

Cost of revenues was US$3.53 million (RMB22.24 million) in the first quarter of 2012, representing a decrease of 16.5% from US$4.23 million in the fourth quarter of 2011 and a decrease of 60.5% from US$8.93 million in the first quarter of 2011. The change of content strategy since the second quarter of 2011 from long-form professional content to UGC is the main reason for the decrease in cost of revenues. As a result, gross profit was US$1.15 million (RMB7.24 million) in the first quarter of 2012, as compared to a gross profit of US$0.19 million in the fourth quarter of 2011 and a gross loss of US$2.37 million in the first quarter of 2011. Non-GAAP gross profit, which is herein defined as a gross profit excluding share-based compensation expenses, was US$1.24 million (RMB7.83 million) in the first quarter 2012, as compared to a non-GAAP gross loss of US$23 thousand in the fourth quarter of 2011 and a non-GAAP gross loss of US$2.00 million in the first quarter of 2011. This increase in gross profit was resulted from the cost saving in content procurement and in the meantime, maintaining a steady growth in revenue.

Operating expenses were US$2.82 million (RMB17.78 million) in the first quarter of 2012, representing a decrease of 35.6% from US$4.38 million in the fourth quarter of 2011 and a decrease of 68.9% from US$9.07 million in the first quarter of 2011. Non-GAAP operating expenses, which is herein defined as operating expenses excluding share-based compensation expenses, were US$2.41 million (RMB15.17 million) in the first quarter of 2012, as compared to the non-GAAP operating expenses of US$4.69 million in the fourth quarter of 2011 and US$8.59 million in the first quarter of 2011. The decrease as compared to the fourth quarter of 2011 was attributable to a US$1.36 million (RMB8.56 million) collection of accounts receivable previously written down and a net decrease in other miscellaneous expenses due to improvement in operating efficiency.

Operating loss was US$1.68 million (RMB10.55 million) in the first quarter of 2012, representing a decrease of 59.9% from US$4.19 million in the fourth quarter of 2011 and a decrease of 85.3% from US$11.44 million in the first quarter of 2011. Non-GAAP operating loss was US$1.17 million (RMB7.34 million) in the first quarter of 2012, as compared to the non-GAAP operating loss of US$4.71 million in the fourth quarter of 2011 and US$10.59 million in the first quarter of 2011.

Net loss was US$1.79 million (RMB11.27 million) in the first quarter of 2012, representing a decrease of 54.6% from the loss of US$3.94 million in the fourth quarter of 2011 and a decrease of 83.5% from the loss of US$10.88 million in the first quarter of 2011. Non-GAAP net loss was US$1.28 million (RMB8.06 million) in the first quarter of 2012, as compared to the non-GAAP net loss of US$4.46 million in the fourth quarter of 2011 and US$10.02 million in the first quarter of 2011. The decrease was primarily attributable to the decrease in cost and operating expenses, which the Company optimizes the cost structure and improves the operating efficiency and the collection of accounts receivable previously written down.

Net loss attributable to Ku6 Media was US$1.79 million (RMB11.27 million) in the first quarter of 2012, as compared to US$3.94 million in the fourth quarter of 2011 and US$10.85 million in the first quarter of 2011. Non-GAAP net loss attributable to Ku6 Media was US$1.28 million (RMB8.06 million) in the first quarter of 2012, as compared to the non-GAAP net loss attributable to Ku6 Media of US$4.46 million in the fourth quarter of 2011 and US$10.00 million in the first quarter of 2011.

Net loss attributable to Ku6 Media per basic and diluted ADS was US$0.04 (RMB0.22) in the first quarter of 2012, as compared to US$0.08 in the fourth quarter of 2011 and US$0.31 in the first quarter of 2011. Weighted average ADSs used to calculate basic and diluted net loss per ADS were 50.2 million in the first quarter of 2012, 50.2 million in the fourth quarter of 2011 and 34.8 million in the first quarter of 2011.

Adjusted EBITDA loss, which is herein defined as net loss attributable to Ku6 Media before interest income, interest expenses, income taxes, depreciation and amortization (excluding amortization and write-down of licensed video copyrights), further adjusted for share-based compensation expenses, equity in loss of affiliates and other non-operating items, was US$0.34 million (RMB2.14 million) in the first quarter of 2012, as compared to the adjusted EBITDA loss of US$3.86 million in the fourth quarter of 2011 and US$9.12 million in the first quarter of 2011. The decrease was primarily due to a non-GAAP gross profit and a decrease in non-GAAP operating expenses.

As of March 31, 2012, the Company had US$21.79 million (RMB137.20 million) in cash and cash equivalents, compared to US$26.75 million as of December 31, 2011. The decrease was primarily because of repayment of an entrusted loan of US$3.14 million to a related party in the first quarter of 2012.

Recent Business Developments

Partnership with YouTube

On January 17, 2012, the Company announced that it has entered into an agreement with YouTube, a renowned international video-sharing website owned by Google, which would allow Ku6 Media’s international users to view original videos from China through a new channel operated by YouTube.

Partnership with Channel [V]

On March 30, 2012, the Company announced it has entered into an agreement with Star China to cooperate with its well-known international music television channel Channel [V]. Pursuant to the agreement, Channel [V] will launch its official online channel on Ku6 Media’s platform for its current and upcoming music entertainment programs in mainland China.

Partnership with Kaixin001

On May 24, 2012, the Company announced it has entered into an agreement with famous Chinese SNS website Kaixin001. Pursuant to the agreement, Ku6 Media, as the video hosting provider, is assisting Kaixin001 to add a brand new video sharing function by supplying technology support to all video uploading activities on Kaixin001.

Launch of New Product my.ku6.com

On May 15, 2012, the Company officially launched new product my.ku6.com, which is a brand new video platform that focuses on promoting value creating users instead of content. Users can search and follow their favorite value creating users to get the fastest update on the content.

Change of Chief Financial Officer

On May 16, 2012, the Company announced the resignation of Chief Financial Officer (“CFO”) Tony Shen and appointment of Acting CFO Frank Feng, both effective on May 16, 2012. Mr. Shen will continue to serve as a consultant of the Company in the next six months.

Conference Call Information

Ku6 Media’s management team will host a corresponding conference call on Tuesday, June 5, 2012 at 9:00pm EDT (9:00am Beijing time on Wednesday, June 6, 2012), to present an overview of the company’s financial performance and business operations.

Dial-in numbers:

International Dial-in Number:	+65 67239381

United States Toll Free Number:	18665194004
Mainland China Toll Free Number:	4006208038 / 8008190121
Hong Kong Toll Free Number:	800930346
Conference ID:	85891256

A replay will be available from 00:00 June 6, 2012 EDT for 7 days.

International Dial-in Number:	+61 2 8235 5000
United States Toll Free Number:	18662145335
Mainland China Toll Free Number:	4006920026
Hong Kong Toll Free Number:	800901596
Conference ID:	85891256

A live and archived webcast of the conference call will also be available at http://www.media-server.com/m/p/a67p67a4

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China, focusing on User Generated Content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video upload and sharing service, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

About Non-GAAP Financial Measures

To supplement Ku6 Media’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ku6 Media uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: non-GAAP gross profit or loss, non-GAAP operating expenses, non-GAAP product development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating loss, non-GAAP net loss, non-GAAP net loss attributable to Ku6 Media and adjusted EBITDA loss. We define non-GAAP gross profit or loss, non-GAAP operating expenses, non-GAAP product development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating loss, non-GAAP net loss and non-GAAP net loss attributable to Ku6 Media as the respective nearest comparable GAAP financial measure to exclude share-based compensation expenses. We define adjusted EBITDA loss as net loss attributable to Ku6 Media before interest income, interest expenses, income taxes, depreciation and amortization (excluding amortization and write-down of licensed video copyrights), further adjusted for share-based compensation expenses, equity in loss of affiliates and other non-operating items. We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ku6 Media’s business for the foreseeable future.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For further information, please contact:

Ms. Helen Zou

Investor Relations Director

Telephone +86 10 5758 6835

ir@ku6.com

Ku6 Media Co., Ltd.

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares)	December 31, 2011 US$	March 31, 2012 US$ (Unaudited)	March 31, 2012 RMB (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	26,751	21,786	137,197
Restricted cash	3,600	3,600	22,671
Accounts receivable, net	777	88	557
Accounts receivable due from related parties	2,740	4,199	26,440
Prepaid expenses and other current assets	884	618	3,890
Other receivables due from related parties	19,539	20,384	128,371
Total current assets	54,291	50,675	319,126
Non-current assets:
Deposits	307	307	1,930
Property and equipment, net	3,593	3,308	20,833
Acquired intangible assets, net	24,111	23,721	149,385
Investment in equity affiliate	255	207	1,305
Goodwill	6,233	6,233	39,251
Total non-current assets	34,499	33,776	212,704
TOTAL ASSETS	88,790	84,451	531,830
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	3,178	3,176	20,000
Accounts payable	6,365	4,704	29,623
Accrued expenses and other current liabilities	10,016	11,758	74,044
Other payables due to related parties	13,552	10,408	65,546
Total current liabilities	33,111	30,046	189,213
Non-current deferred tax liabilities	4,826	4,826	30,392
Total liabilities	37,937	34,872	219,605
Shareholders’ equity:
Ordinary shares (US$0.00005 par value; 12,000,000,000 shares authorized; 5,019,786,036 shares issued and outstanding as of December 31, 2011 and March 31, 2012)	251	251	1,580
Additional paid-in capital	184,874	185,383	1,167,450
Accumulated deficit	(132,449)	(134,238)	(845,367)
Accumulated other comprehensive loss	(1,823)	(1,817)	(11,438)
Total Ku6 Media Co., Ltd. shareholders’ equity	50,853	49,579	312,225
Non-controlling interests	—	—	—
Total shareholders’ equity	50,853	49,579	312,225
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	88,790	84,451	531,830

Ku6 Media Co., Ltd.

Consolidated Statements of Operations

	For the Three Months Ended
(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	March 31, 2011 US$ (Unaudited)	December 31, 2011 US$ (Unaudited)	March 31, 2012 US$ (Unaudited)	March 31, 2012 RMB (Unaudited)
Revenues:
Advertising
Third parties	6,163	977	895	5,639
Related parties	398	3,444	3,785	23,834
Total revenues	6,561	4,421	4,680	29,473
Cost of revenues:
Advertising
Third parties	8,636	4,233	3,531	22,237
Related parties	294	—	—	—
Total cost of revenues	8,930	4,233	3,531	22,237
Gross profit (loss)	(2,369)	188	1,149	7,236
Operating expenses:
Product development	477	592	579	3,646
Selling and marketing	5,308	16	369	2,322
General and administrative	3,287	3,767	1,876	11,814
Total operating expenses	9,072	4,375	2,824	17,782
Operating loss	(11,441)	(4,187)	(1,675)	(10,546)
Interest income	20	82	171	1,080
Other income (expenses)	608	563	—	(3)
Interest expenses	(72)	(333)	(237)	(1,495)
Equity in loss of affiliates	—	(63)	(48)	(303)
Loss before income tax expense	(10,885)	(3,938)	(1,789)	(11,267)
Income tax benefit	10	—	—	—
Net loss	(10,875)	(3,938)	(1,789)	(11,267)
Less: Net loss attributable to the non-controlling interests	25	—	—	—
Net loss attributable to Ku6 Media Co., Ltd.	(10,850)	(3,938)	(1,789)	(11,267)
Loss per share—basic and diluted
Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	(US$0.00)	(US$0.00)	(US$0.00)	(RMB0.00)
Loss per ADS—basic and diluted
Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	(US$0.31)	(US$$0.08)	(US$0.04)	(RMB0.22)
Weighted average shares used in per share calculation—basic and diluted	3,481,202,831	5,019,786,036	5,019,786,036	5,019,786,036
Weighted average ADSs used in per ADS calculation—basic and diluted	34,812,028	50,197,860	50,197,860	50,197,860

Ku6 Media Co., Ltd.

Consolidated Statements of Cash Flows

	For the Three Months Ended
(Amounts in thousands)	March 31, 2011 US$ (Unaudited)	December 31, 2011 US$ (Unaudited)	March 31, 2012 US$ (Unaudited)	March 31, 2012 RMB (Unaudited)

Cash flows from operating activities:
Net loss	(10,875)	(3,938)	(1,789)	(11,267)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	852	(522)	509	3,204
Depreciation and amortization	1,443	851	825	5,199
Amortization and write-down of licensed video copyrights	2,387	294	1	8
Bad debt provision	93	(63)	(1,359)	(8,560)
Exchange loss (gain)	83	(25)	(5)	(29)
Equity in loss of affiliates	—	63	48	303
Loss on disposal of property and equipments	36	—	1	3
Changes in assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	(665)	1,600	2,048	12,898
Prepaid expenses and other current assets	1,332	(319)	266	1,680
Amount due from related parties	(67)	(174)	(1,834)	(11,546)
Deposits and other non-current assets	(318)	(23)	—	—
Inventories	31	—	—	—
Accounts payable	(1,434)	(3,501)	(1,522)	(9,585)
Accrued expenses and other current liabilities	(356)	(2,617)	1,742	10,964
Amount due to related parties	33	76	—	—
Income tax payable	(10)	—	—	—
Net cash used in operating activities	(7,435)	(8,298)	(1,069)	(6,728)
Cash flows from investing activities:
Purchases of property and equipments	(402)	(1,144)	(152)	(955)
Payments for licensed video copyrights	(1,565)	(5,420)	(140)	(882)
Restricted cash for pledge of bank loans	—	2,066	—	—
Loan to related parties under common control by Shanda	(6,700)	—	(470)	(2,960)
Net cash used in investing activities	(8,667)	(4,498)	(762)	(4,797)
Cash flows from financing activities:
Proceeds from exercise of stock options	4	—	—	—
Borrowings from bank	—	1,084	—	—
Borrowings from related parties under common control by Shanda	6,108	—	—	—
Repayment for loans from related parties under common control of Shanda	—	(3,178)	(3,136)	(19,750)
Net cash provided by (used in) financing activities	6,112	(2,094)	(3,136)	(19,750)
Effect of exchange rate changes on cash and cash equivalents	(90)	12	2	12
Net decrease in cash and cash equivalents	(10,080)	(14,878)	(4,965)	(31,263)
Cash and cash equivalents, beginning of period	27,295	41,629	26,751	168,460
Cash and cash equivalents, end of period	17,215	26,751	21,786	137,197

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (*)

(Amounts in thousands of Renminbi (“RMB”) and United States dollar (“U.S. dollar”), unaudited)

1.	Non-GAAP Gross Profit (Loss)

	For the Three Months Ended,
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	US$	US$	US$	RMB
Gross profit (loss)	(2,369)	188	1,149	7,236
Add back: share-based compensation	374	(211)	95	596

Non-GAAP gross profit (loss)	(1,995)	(23)	1,244	7,832

2.	Non-GAAP Operating Expenses

	For the Three Months Ended,
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	US$	US$	US$	RMB
Operating expenses	9,072	4,375	2,824	17,782
Deduct: share-based compensation	478	(311)	414	2,608

Non-GAAP operating expenses	8,594	4,686	2,410	15,174

3.	Non-GAAP Product Development Expenses

	For the Three Months Ended,
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	US$	US$	US$	RMB
Product development expenses	477	592	579	3,646
Deduct: share-based compensation	102	(85)	59	371

Non-GAAP product development expenses	375	677	520	3,275

4.	Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended,
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	US$	US$	US$	RMB
Sales and marketing expenses	5,308	16	369	2,322
Deduct: share-based compensation	403	(452)	29	181

Non-GAAP sales and marketing expenses	4,905	468	340	2,141

5.	Non-GAAP General and Administrative Expenses

	For the Three Months Ended,
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	US$	US$	US$	RMB
General and administrative expenses	3,287	3,767	1,876	11,814
Deduct: share-based compensation	(27)	226	326	2,056

Non-GAAP general and administrative expenses	3,314	3,541	1,550	9,758

6.	Non-GAAP Operating Loss

	For the Three Months Ended,
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	US$	US$	US$	RMB
Operating loss	(11,441)	(4,187)	(1,675)	(10,546)
Add back: share-based compensation	852	(522)	509	3,204

Non-GAAP operating loss	(10,589)	(4,709)	(1,166)	(7,342)

7.	Non-GAAP Net Loss

	For the Three Months Ended,
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	US$	US$	US$	RMB
Net loss	(10,875)	(3,938)	(1,789)	(11,267)
Add back: share-based compensation	852	(522)	509	3,204

Non-GAAP net loss	(10,023)	(4,460)	(1,280)	(8,063)

8.	Non-GAAP Net Loss Attributable to Ku6 Media Co., Ltd.

	For the Three Months Ended,
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	US$	US$	US$	RMB
Net loss attributable to Ku6 Media Co., Ltd.	(10,850)	(3,938)	(1,789)	(11,267)
Add back: share-based compensation	852	(522)	509	3,204

Non-GAAP net loss attributable to Ku6 Media Co., Ltd.	(9,998)	(4,460)	(1,280)	(8,063)

9.	Adjusted EBITDA Loss

	For the Three Months Ended,
	March 31, 2011	December 31, 2011	March 31, 2012	March 31, 2012
	US$	US$	US$	RMB
Net loss attributable to Ku6 Media Co., Ltd.	(10,850)	(3,938)	(1,789)	(11,267)
Add back (deduct):
Interest income	(20)	(82)	(171)	(1,080)
Interest expenses	72	333	237	1,495
Income tax expenses (benefit)	(10)	—	—	—
Depreciation and amortization (excluding amortization and write-down of licensed video copyrights)	1,443	851	825	5,199

EBITDA loss	(9,365)	(2,836)	(898)	(5,653)
Adjustments:
Share-based compensation	852	(522)	509	3,204
Equity in loss of affiliates	—	63	48	303
Other expenses (income)	(608)	(563)	—	3

Adjusted EBITDA loss	(9,121)	(3,858)	(341)	(2,143)

*	For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in the earnings release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

By:	/s/ Frank Feng
Name:	Frank Feng
Title:	Acting CFO

Date: June 5, 2012